FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, November 29, 2012

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador General Bernardo O’Higgins 1449

Santiago

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, the provisions of General Rule No.30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you, as a significant event, that the Board of Directors of Empresa Nacional de Electricidad S.A., at its meeting held today, agreed to distribute on January 24, 2013, an interim dividend of Ch$3.04265 per share attributable to the fiscal period of 2012, corresponding to 15% of net income as of September 30, 2012, in accordance with the Company’s dividend policy.

Also, in accordance to the Resolution 660/86, issued by the Superintendence, attached you will find Form No. 1 which includes information on the abovementioned interim dividend, whose distribution and payment has been agreed by the Board of Directors of Empresa Nacional de Electricidad S.A., at its meeting held on November 29, 2012.

Yours sincerely,

Joaquín Galindo V.

Chief Executive Officer

Endesa Chile

SUPERINTENDENCE

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM No.°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 29 / 11 / 2012 (DD MM YY)

1. COMPANY IDENTIFICATION

1.01 Tax No.°: 91.081.000-6                                                                               1.02 Date: 29 / 11 / 2012 (DD MM YY)

1.03 Company: EMPRESA NACIONAL DE ELECTRICIDAD S.A.

1.04 Securities Registry N°: 114                                                                        1.05 Affected series: Unique .

1.06 Ticker local Exchange: ENDESA                                                               1.07 Individualization movement: 53

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 29/ 11 / 2012 (DD MM YY)

2.02 Agreement Settlement:    3 .    (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

3: Board Meeting)

2.03 Amount of the dividend: Ch$ 24,955,088,700.-_                                                                        2.04 Type of currency: Ch$ - -   .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 8,201,754,580.- 3.02 Closing Date: 18 / 01 / 2013 (DD MM YY)

4. DIVIDEND INFORMATION

4.01 Type of dividend: 1.  (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 31 / 12 / 12 (DD MM YY)

4.03 Type of payment:    1           (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$_3.04265 /share 5.02 Type of currency: Ch$ - - . 5.03 Payment Date: 24 / 01 / 2013 (DD MM YY)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Start Date:     /   /   (DD MM YY)

6.02 Expiration Option Date:     /   /   (DD MM YY)

6.03 Date of the distribution of shares :     /   /   (DD MM YY)

6.04 Series to choose:                            (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                            (Only if the option is based on shares of own issuance)

6.06 Tax No.° of the Issuer:                            (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange:                           .

6.08 Factor of shares:                            shares to be received by one share with rights

6.09 Share price:                         Ch$ / share.                                                                        6.10 Type of currency: Ch$               .

7. COMMENTS

-          The Company will inform opportunely to shareholders the tax treatment that will correspond to the dividend reported in this form.

-          The payment of this dividend will be announced through a notice published in the newspaper "El Mercurio" of Santiago, dated January 11, 2013.

-          Empresa Nacional de Electricidad S.A. is a Publicly Held Limited Liability Stock Company.

-          The dividend payment will be charged to net income as of December 31, 2012.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  Joaquín Galindo V.

                                                                    C.E. N° 23.295.610-0

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: November 29, 2012